Mobilepro Corp.
401 Professional Drive, Suite 128
Gaithersburg, MD 20879

May 4, 2009

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Mobilepro Corp. Comment Letter dated April 20, 2009
Form 10-K for the fiscal year ended March 31, 2008
Filed June 27, 2008
Form 10Q for the quarter ended September 30, 2008
Filed November 14, 2008
File No. 0-51010

Dear Mr. Spirgel:

We have received your Comment Letter dated April 20, 2009 and note your additional comments regarding the above referenced filings. The Company is currently in the process of closing its books for the fiscal year 2009, which will include our annual test for the impairment of goodwill.  In addition, the Company is also beginning to work on the preparation of its Form 10K and our outside accountants are beginning their audit this week.  The Company plans to review your Comment Letter in detail and further research the applicable accounting literature.  We also plan to consult with our outside accountants regarding our response.  As a result, the Company plans to file its response to the Comment Letter with the Commission by June 15, 2009.

Please let us know if you have any further questions. If you wish to speak to me you can reach me at 216-986-2745.

Sincerely,

/s/ Donald Paliwoda

Donald Paliwoda
Chief Accounting Officer